UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2012 RESULTS1

Santiago, Chile, August 1, 2012 – CCU announced today its consolidated financial results for the first quarter ended June 30, 2012:

•        Earnings per Share increased 10.9% to 35.5 CLP per share from 32.0 CLP in Q2’11.

•        Consolidated volume grew 7.3%, driven by our operations in Chile (12.7%). All segments in Chile contributed to this growth: Spirits increased 19.9%, Non-alcoholic beverages 18.0%, Wines 10.1%, and Beer Chile 5.8%. Volumes in Argentina decreased 10.3%.

•        Total Net sales increased 13.9%, as a result of higher consolidated volume and higher average price (6.2%).

•        EBITDA increased 2.8%. Excluding Argentina, EBITDA increased 15.0%. The EBITDA margin was 15.2%, which is 160 bps lower than Q2’11 as a consequence of lower EBITDA margins in Argentina.

Key figures (CLP million)	Q2'12	Q2'11	Change
Volume (Hl)	3,920,995	3,653,033	7.3%
Net sales	218,020	191,389	13.9%
EBIT	19,521	20,155	-3.1%
EBITDA	33,071	32,166	2.8%
Net income	11,311	10,197	10.9%
Earnings Per Share	35.5	32.0	10.9%

	YTD '12	YTD '11	Change	Change before EI
Volume (MHl)	9,328,586	8,623,414	8.2%
Net sales	499,502	433,651	15.2%
EBIT	75,967	86,050	-11.7%	3.5%
EBITDA	102,350	109,581	-6.6%	5.6%
Net income	51,536	55,711	-7.5%	8.2%
Earnings Per Share	161.8	174.9	-7.5%	8.2%

[1] For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. All comments refer to Q2’12 figures compared to Q2’11, under IFRS. Due to the exceptional profit generated by the settlement of the insurance claims related to the 2010 earthquake during Q1’11 (CLP 12,603 million at EBIT level and CLP 8,059 million at Net income level), normalized performance measures are a better indicator for the accumulated results. Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 19

PRESS RELEASE

COMMENTS FROM THE CEO

We are pleased with CCU’s Q2’12 results in Chile, where the EBITDA grew 15.0% despite the increased competitive environment in most of our segments. Nevertheless, we are not satisfied with the decline shown in Argentina which overshadowed the consolidated EBITDA growth of just 2.8% in Q2’12. EBITDA margin decreased 160 bps compared to Q2’11 as a consequence of a lower EBITDA margin in Argentina.

The consolidated volume grew 7.3%, driven by our operations in Chile (12.7%). All segments in Chile contributed to the volume growth, highlighting Non-alcoholic beverages which grew 18.0%, maintaining the strength of the category seen in Q1’12 along with increasing market share. In addition, Beer Chile volume growth of 5.8% was positively affected in June by increased inventory orders from clients as we announced prices would be raised the first week of July. Net sales in Chile increased 14.5% as a result of higher volumes and 1.8% increase in average prices. The EBITDA margin in the Chilean operations slightly increased from 18.5% to 18.6% in Q2’12.

In Argentina, volumes decreased 10.3% mainly due to a 5.5% decline in domestic beer volumes, which according to our best understanding is in line with the industry contraction. Additional days of holidays and various truck-drivers strikes limited the delivery of our products during the term. In addition, volumes were also affected by the absence of the Budweiser brand exports to Paraguay compared to Q2’11. Nevertheless, Net sales increased 11.5% due to a 23.4% increase in the average price as a result of a higher-end mix and price increases in order to offset the inflation. In addition, we had adjustments of CLP 1,039 million in the set-up of the cider operation. EBITDA margin in Argentina had a significant decline from 9.5% to 0.3% in Q2’12. Excluding the adjustment effect of the cider operation, EBITDA margin fell to 2.8% in Q2’12.

Looking ahead, we are facing two different settings in both countries in which we participate. In Chile, we preview a positive scenario by restoring margins, especially in Beer Chile after the erosion seen in the last two quarters, coupled with a growth in private consumption where demand remains strong. Whereas in Argentina, the political and economic environment presents a challenge as the decrease in industry dynamism has affected our volumes.

Following our strategy based on profitable and sustainable growth, we continually pursue to restore margins in Chile by strongly executing our leadership in all of the categories in which we participate. This is complemented with a virtuous balance between per capita consumption and market share, along with the proper execution of our innovation program in all of our categories in the coming months. Regarding our business in Argentina, we reinforce our long-term commitment given the upside of the market in terms of size and growth despite the challenging scenario which we currently face.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 19

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q2’12

Total Net sales increased 13.9% to CLP 218,020 million as a result of a 6.2% higher average price and 7.3% higher consolidated volumes. Volumes increased in the following segments: Spirits 19.9%, Non-alcoholic beverages 18.0%, Wines 10.1%, and Beer Chile 5.8%. These volume increases more than compensate the 10.3% decrease in CCU Argentina. The higher average price is mainly explained by a 23.4% increase in the average price of CCU Argentina, positively affected by F/X conversion and a change in mix, an increase of 21.5% in Spirits due mostly to a change in mix as a consequence of the distribution of Pernod Ricard products, 5.7% in Wines, 1.4% in Non-alcoholic beverages, all of which compensated the 1.8% decline in the average price of Beer Chile.

2012	Accumulated Net sales increased 15.2% amounting to CLP 499,502 million, as a result of 8.2% higher consolidated volumes and 6.6% higher average prices.

Net sales by segment

	Net sales (million CLP)
	Q2'12	Mix	Q2'11	Mix	Change
Beer Chile	60,072	27.6%	57,753	30.2%	4.0%
CCU Argentina	41,089	18.8%	36,848	19.3%	11.5%
Non-alcoholic beverages	60,987	28.0%	51,299	26.8%	18.9%
Wines	40,690	18.7%	35,102	18.3%	15.9%
Spirits	15,667	7.2%	10,835	5.7%	44.6%
Other/Eliminations	-485	-0.2%	-449	-0.2%	-
TOTAL	218,020	100.0%	191,389	100.0%	13.9%

	Net sales (million CLP)
	YTD '12	Mix	YTD '11	Mix	Change
Beer Chile	153,383	30.7%	144,527	33.3%	6.1%
CCU Argentina	105,046	21.0%	89,735	20.7%	17.1%
Non-alcoholic beverages	141,476	28.3%	117,417	27.1%	20.5%
Wines	71,889	14.4%	63,539	14.7%	13.1%
Spirits	28,541	5.7%	19,676	4.5%	45.1%
Other/Eliminations	-832	-0.2%	-1,243	-0.3%	-
TOTAL	499,502	100.0%	433,651	100.0%	15.2%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 19

PRESS RELEASE

GROSS PROFIT

Q2’12

Increased 12.9% to CLP 107,321 million as a result of 13.9% higher Net sales, partially offset by 14.9% higher Cost of sales which amounted to CLP 110,699 million. As a percentage of Net sales, Cost of sales slightly increased from 50.3% in Q2’11 to 50.8% in Q2’12. Consequently, the Gross profit as a percentage of Net sales decreased marginally from 49.7% in Q2’11 to 49.2% this quarter.

2012	Increased 14.2% to CLP 262,529 million and, as a percentage of Net sales, the consolidated Gross profit decreased from 53.0% to 52.6% when compared to 2011.

EBIT

Q2’12

Decreased 3.1% to CLP 19,521 million despite the higher Gross profit, due to higher MSD&A expenses, which increased 18.1% in Q2’12, to CLP 88,838 million. MSD&A expenses, as a percentage of Net sales, increased from 39.3% in Q2’11 to 40.7% in Q2’12. The increase in MSD&A is mostly explained by the inflationary pressures in Argentina and higher distribution costs in Chile. EBIT margin decreased from 10.5% in Q2’11 to 9.0% in Q2’12.

2012	Decreased 11.7% to CLP 75,967 million. Normalized EBIT increased 3.5% and its margin decreased from 16.9% to 15.2% in Q2’12.

Normalized EBIT and EBIT margin by segment

	Normalized EBIT (million CLP)			Mix	Normalized EBIT margin
	Q2'12	Q2'11	Change	Q2'12	Q2'12	Q2'11
Beer Chile	8,679	11,355	-23.6%	44.5%	14.4%	19.7%
CCU Argentina	-1,574	2,104	-174.8%	-8.1%	-3.8%	5.7%
Non-alcoholic beverages	7,370	5,538	33.1%	37.8%	12.1%	10.8%
Wine	3,123	1,909	63.6%	16.0%	7.7%	5.4%
Spirits	2,029	1,396	45.3%	10.4%	13.0%	12.9%
Other/Eliminations	-105	-2,148	-	-0.5%	-	-
TOTAL	19,521	20,155	-3.1%	100.0%	9.0%	10.5%

	Normalized EBIT (million CLP)			Mix	Normalized EBIT margin
	YTD '12	YTD '11	Change	YTD '12	YTD '12	YTD '11
Beer Chile	37,364	40,174	-7.0%	49.2%	24.4%	27.8%
CCU Argentina	8,612	11,235	-23.3%	11.3%	8.2%	12.5%
Non-alcoholic beverages	20,224	17,071	18.5%	26.6%	14.3%	14.5%
Wine	3,969	2,961	34.1%	5.2%	5.5%	4.7%
Spirits	2,978	2,356	26.4%	3.9%	10.4%	12.0%
Other/Eliminations	2,820	-430	-	3.7%	-	-
TOTAL	75,967	73,367	3.5%	100.0%	15.2%	16.9%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 19

PRESS RELEASE

EBITDA

Q2’12	Increased 2.8% to CLP 33,071 million, and the consolidated EBITDA margin decreased from 16.8% in Q2’11 to 15.2% in Q2’12.

2012	Decreased 6.6% to CLP 102,350 million. Normalized EBITDA increased 5.6%, and the consolidated normalized EBITDA margin decreased from 22.3% in Q2’11 to 20.5% in Q2’12.

Normalized EBITDA and EBITDA margin by segment

	Normalized EBITDA (million CLP)			Mix	Normalized EBITDA margin
	Q2'12	Q2'11	Change	Q2'12	Q2'12	Q2'11
Beer Chile	13,708	15,487	-11.5%	41.4%	22.8%	26.8%
CCU Argentina	119	3,502	-96.6%	0.4%	0.3%	9.5%
Non-alcoholic beverages	10,186	8,126	25.4%	30.8%	16.7%	15.8%
Wine	4,854	3,598	34.9%	14.7%	11.9%	10.2%
Spirits	2,523	1,819	38.7%	7.6%	16.1%	16.8%
Other/Eliminations	1,681	-364	-	5.1%	-	-
TOTAL	33,071	32,166	2.8%	100.0%	15.2%	16.8%

	Normalized EBITDA (million CLP)			Mix	Normalized EBITDA margin
	YTD '12	YTD '11	Change	YTD '12	YTD '12	YTD '11
Beer Chile	46,584	48,177	-3.3%	45.5%	30.4%	33.3%
CCU Argentina	11,900	14,047	-15.3%	11.6%	11.3%	15.7%
Non-alcoholic beverages	25,822	22,196	16.3%	25.2%	18.3%	18.9%
Wine	7,375	6,202	18.9%	7.2%	10.3%	9.8%
Spirits	3,968	3,167	25.3%	3.9%	13.9%	16.1%
Other/Eliminations	6,702	3,110	-	6.5%	-	-
TOTAL	102,350	96,898	5.6%	100.0%	20.5%	22.3%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 19

PRESS RELEASE

NON-OPERATING RESULT

Q2’12

In Non-operating result we include the following: Net financing expenses, Equity and income of JVs and associates, Foreign currency exchange differences, Results as per adjustment units, and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a higher result of CLP 3,147 million mainly explained by:

·

Results as per adjustment units, which increased CLP 1,709 million, mainly due to 0.4% increase of the UF value in Q2’12 compared with 1.4% UF ariation in Q2’11, applied to a lower UF liability since VSPT refinanced 50% of the long term bonds with USD and Euro denominated debt.

	·	Other gains/(losses) and Foreign currency exchange differences, which increased CLP 971 million mostly due to gains related to hedges covering foreign exchange variations on taxes.

	·	Equity and income of joint ventures and associates, which increased CLP 387 million, mainly explained by higher results in FOODs Compañía de Alimentos CCU and Promarca.

	·	Net financial expenses, which decreased CLP 80 million.

2012

Increased in CLP 107 million from a loss of CLP 7,382 million to a loss of CLP 7,275 million, due mostly to Results as per adjustment units and Net financial expenses, partially compensated by Other gains/(losses) and Foreign currency exchange differences.

INCOME TAXES

Q2’12	Income taxes increased CLP 1,144 million mostly due to the effect of foreign exchange fluctuations on taxes.

2012

Income taxes decreased CLP 3,593 million mostly due to (a) lower results in Argentina before taxes, (b) the absence of the positive effect generated by the settlement of the insurance claim in Q1’11 related to the earthquake (c) a lower corporate income tax imposed in Chile and (d) the effect of foreign exchange fluctuations on taxes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 19

PRESS RELEASE

NON-CONTROLLING INTEREST

Q2’12	Increased CLP 255 million to CLP 1,652 million mostly due to the higher results in Viña San Pedro Tarapacá and Aguas CCU-Nestlé Chile.

2012

Decreased CLP 2,208 million to CLP 3,510 million mostly due to the lower results in Viña San Pedro Tarapacá, mainly due to the absence of the positive effect generated by the settlement of the insurance claim related to the earthquake, and lower results in the cider business in Argentina.

NET INCOME

Q2’12	Increased CLP 1,114 million to CLP 11,311 million due mostly to a higher Non- operating results partially compensated by a lower EBIT and higher Income taxes.

2012

Decreased CLP 4,176 million. Normalized Net income increased CLP 3,884 million to CLP 51,536 million due mostly to lower Income taxes and higher Non- operating result, partially compensated by a lower EBIT.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 19

PRESS RELEASE

EXCEPTIONAL ITEMS (EI)

During Q1’11 CCU recorded as Exceptional items at EBIT level the settlement of the insurance claims related to the 2010 earthquake in Chile, which generated a positive effect of CLP 12,603 million.

The following schedules show the EBIT/EBITDA and their margins YTD, both after Exceptional items:

	EBIT (million CLP)			Mix	EBIT margin
	YTD '12	YTD '11	Change	YTD '12	YTD '12	YTD '11
Beer Chile	37,364	45,503	-17.9%	49.2%	24.4%	31.5%
CCU Argentina	8,612	11,235	-23.3%	11.3%	8.2%	12.5%
Non-alcoholic beverages	20,224	18,307	10.5%	26.6%	14.3%	15.6%
Wine	3,969	8,822	-55.0%	5.2%	5.5%	13.9%
Spirits	2,978	2,663	11.8%	3.9%	10.4%	13.5%
Other/Eliminations	2,820	-479	-	3.7%	-	-
TOTAL	75,967	86,050	-11.7%	100.0%	15.2%	19.8%

	EBITDA (million CLP)			Mix	EBITDA margin
	YTD '12	YTD '11	Change	YTD '12	YTD '12	YTD '11
Beer Chile	46,584	53,506	-12.9%	45.5%	30.4%	37.0%
CCU Argentina	11,900	14,047	-15.3%	11.6%	11.3%	15.7%
Non-alcoholic beverages	25,822	23,431	10.2%	25.2%	18.3%	20.0%
Wine	7,375	12,063	-38.9%	7.2%	10.3%	19.0%
Spirits	3,968	3,474	14.2%	3.9%	13.9%	17.7%
Other/Eliminations	6,702	3,061	-	6.5%	-	-
TOTAL	102,350	109,581	-6.6%	100.0%	20.5%	25.3%

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 19

PRESS RELEASE

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 & 4)

BEER CHILE

Net sales	increased 4.0% to CLP 60,072 million as a result of 5.8% higher sales volumes, partially offset by 1.8% lower average prices.

EBIT

decreased 23.6% to CLP 8,679 million despite of higher Net Sales, which did not fully compensate higher Cost of sales and MSD&A expenses. Cost of sales increased 13.2% to CLP 28,282 million. As a percentage of Net sales, Cost of sales increased from 43.3% in Q2’11 to 47.1% in Q2’12 mainly due to a higher- end mix. MSD&A expenses increased 7.1% to CLP 22,881 million mostly to higher distribution and marketing expenses. As a percentage of Net sales, MSD&A increased from 37.0% to 38.1% in Q2’12. The EBIT margin decreased from 19.7% to 14.4% in Q2’12.

EBITDA	decreased 11.5% to CLP 13,708 million and the EBITDA margin decreased from 26.8% to 22.8%.

Comments

 During Q2’12 Beer Chile faced an even more aggressive competitive environment than in Q1’12, which particularly affected prices in Modern Trade, resulting in an average price decline of 1.8%. As a result of this, margins fell significantly. In addition, we were not able to transfer higher costs to consumer price due to the difficult environment. Nevertheless, we started increasing prices the first week of June in order to recover margins and reinforce our leadership in the market, both in terms of prices and further innovation.

CCU ARGENTINA

Net sales	measured in Chilean pesos, increased 11.5% to CLP 41,089 million, as a result of 23.4% higher average prices, due to changes in mix and price increases following the market.

EBIT

measured in Chilean pesos, decreased CLP 3,678 million to a loss of CLP 1,574 million in Q2’12, as a consequence of higher MSD&A, which was not compensated by higher Gross profit. Gross profit increased due to higher Net sales (11.5%), enough to compensate the higher Cost of sales, which increased 0.2% to CLP 16,750 million this quarter. The Cost of sales increase is explained mainly by higher personnel costs. As a percentage of Net sales, Cost of sales decreased from 45.4% to 40.8% in Q2’12. MSD&A expenses increased 42.4%, from CLP 18,115 million to CLP 25,795 million, due to higher distribution, marketing and personnel costs, as well as inflationary pressures. As a percentage of Net sales, MSD&A expenses increased from 49.2% to 62.8%. The EBIT margin decreased from 5.7% in Q2’11 to -3.8% in Q2’12.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 19

PRESS RELEASE

EBITDA

decreased 96.6% to CLP 119 million this quarter and the EBITDA margin decreased from 9.5% to 0.3%. Excluding a one-time adjustment in the set-up of the cider operation, EBITDA margin fell from 9.5% to 2.8% in Q2’12.

Comments

Consolidated volumes for CCU Argentina decreased 10.3%, and following the beer industry trend, domestic beer volumes decreased 5.5%, nevertheless according to our understanding market share remained stable during the quarter. Domestic volumes were also affected by additional days of holidays and various truck-drivers strikes which limited the delivery of our products. In addition, volumes declined due to the absence of the Budweiser brand exports to Paraguay in comparison to Q2’11.

Sales prices were adjusted in April 2012 in order to partially compensate for the inflationary cost pressures. The results in Chilean pesos were affected by the depreciation of the Argentinean peso (9.0%) and the depreciation of the Chilean peso (5.8%), both vis a vis the dollar.

Argentina is facing a complicated inflationary environment which is affecting the industry dynamism. Moreover, for some time, we have seen the possibility that our operations could become more complex due to the introduction of proprietary bottles in the market. However, we do not feel comfortable in disclosing any further details as the issue is being discussed with the authorities.

NON-ALCOHOLIC BEVERAGES

Net sales	increased 18.9% to CLP 60,987 million due to higher volumes of 18.0% and 1.4% increase in the average price.

EBIT

increased 33.1% to CLP 7,370 million due to higher Gross profit offsetting the higher MSD&A expenses. Cost of sales increased 15.7% to CLP 31,514 million, nevertheless Cost of sales per hectoliter decreased 1.9% mainly due to lower costs in raw materials such as sugar and resin. Cost of sales, as a percentage of Net sales, decreased from 53.1% to 51.7%. As a consequence, gross margin increased from 46.9% to 48.3%. MSD&A increased 20.3% to CLP 22,218 million mainly due to higher volume and higher distribution cost per hectoliter, while as a percentage of Net sales, MSD&A increased slightly from 36.0% to 36.4%. EBIT margin increased from 10.8% to 12.1% in Q2’12.

EBITDA	increased 25.4% to CLP 10,186 million and the EBITDA margin increased from 15.8% to 16.7%.

Comments

Volumes continued to have a remarkable performance following the 18.6% increase in Q1’12. Volumes in Water increased 29.1%, Nectars 20.9%, and Soft drinks 14.1%. The segment’s average price grew 1.4% due to slight increases in all categories during the quarter.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 19

PRESS RELEASE

The high volume growth is attributed to an improvement in the execution at the points of sales and success in recent innovation. As a consequence of this, we have had a higher market share, which coupled with good weather, allowed us to deliver outstanding results in Q2’12.

WINE

Net sales

increased 15.9% to CLP 40,690 million due to an increase in volumes of 10.1%, excluding bulk wine, and a higher average price of 5.7%. The Chile domestic average price increased 8.6% as a result of a price increase in 2012 and a better sales mix. The Chile Export prices in USD decreased 3.6%, mainly due to higher sales to markets were the average price is lower, and due to the depreciation of the Euro compared to the USD.

EBIT

increased 63.6% to CLP 3,123 million in Q2’12 due to higher Net sales, offsetting the higher Cost of sales and MSD&A expenses. Cost of sales increased 14.8% from CLP 23,480 million to CLP 26,952 million due mostly to the higher cost of wine. As a percentage of Net sales, Cost of sales decreased from 66.9% to 66.2%. Consequently, the gross margin increased from 33.1% to 33.8% in Q2’12. MSD&A increased 9.1% to CLP 10,662 million. As a percentage of Net sales, MSD&A decreased from 27.8% to 26.2%. As a consequence, the EBIT margin increased from 5.4% in Q2’11 to 7.7% in Q2’12.

EBITDA	increased 34.9% from CLP 3,598 million to CLP 4,854 million and the EBITDA margin increased from 10.2% to 11.9%.

Comments

VSPT volumes performed well in the second quarter of the year, highlighting exports from Chile which grew 23.6%, offsetting the higher cost of grape and the lower results in Finca La Celia, our Argentine subsidiary.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 19

PRESS RELEASE

SPIRITS

Net sales

increased 44.6% to CLP 15,667 million as a result of 21.5% higher average price and 19.9% higher volume, both positively affected by the inclusion of Pernod Ricard products in our portfolio since July 2011.

EBIT

increased 45.3% to CLP 2,029 million mainly due to higher Net Sales, offsetting the higher Cost of sales and MSD&A expenses. Cost of sales increased 66.3% from CLP 5,641 million to CLP 9,381 million, mostly due to higher cost per unit of the new businesses. MSD&A expenses increased 11.8% to CLP 4,252 million due to higher distribution costs and sales expenses, however as a percentage of Net sales, MSD&A decreased from 35.1% to 27.1%. The EBIT margin increased from 12.9% to 13.0%.

EBITDA	increased 38.7% from CLP 1,819 million to CLP 2,523 million, while the EBITDA margin decreased from 16.8% to 16.1%.

Comments	Volumes had a good performance in Q2’12, growing 19.9% compared to Q2’11, driven by the incorporation of Pernod Ricard products.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 19

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.. For more information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Business Segments
Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary are included in “Other/Eliminations”.

The Non Alcoholic segment includes soft drinks (soft drinks, tea, sports and energetic drinks), nectars and water (purified and mineral). CCU Argentina includes beer and others (cider, spirits, and domestic wine from Tamarí sales). Wine includes Chile domestic, Chile export and Argentina (export and domestic, except sales from Tamarí).

Cost of sales
Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 19

PRESS RELEASE

Earnings Per Share (EPS)
Net profit divided by the weighted average number of shares during the year.

EBIT
Stands for Earnings Before Interest and Taxes, and corresponds to profit before Taxes, Interests, Results as per adjustment units, Equity and income of JVs and associates, and profits/(losses) on foreign currency exchange differences.

EBITDA
EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies.

Exceptional Items (EI)
Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)
MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt
Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA
The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income
Net profit attributable to parent company shareholder as per IFRS.

Normalized
The term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before exceptional items.

ROCE
ROCE stands for Return on Capital Employed.

Organic growth
Growth which excludes sales from new endeavors of the last twelve months.

UF
The UF is a monetary unit indexed to the CPI variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 19

PRESS RELEASE

Exhibit 1: Income Statement (Second Quarter 2012)
Q2	2012 (CLP million)	2011 (CLP million)	2012 (USD million)(1)	2011 (USD million)(1)	CHANGE %
Core revenue	213,922	187,737	434.1	381.0	13.9
Other revenues	4,098	3,652	8.3	7.4	12.2
Net sales	218,020	191,389	442.5	388.4	13.9
Cost of sales	(110,699)	(96,328)	(224.7)	(195.5)	14.9
% of net sales	50.8	50.3	50.8	50.3
Gross profit	107,321	95,061	217.8	192.9	12.9
MSD&A	(88,838)	(75,211)	(180.3)	(152.6)	18.1
% of net sales	40.7	39.3	40.7	39.3
Other operating income/(expenses)	1,039	305	2.1	0.6	240.5
Normalized EBIT	19,521	20,155	39.6	40.9	(3.1)
% of net sales	9.0	10.5	9.0	10.5
Exceptional items	0	0	0	0
EBIT	19,521	20,155	39.6	40.9	-3.1
% of net sales	9.0	10.5	9.0	10.5
Net financing expenses	(1,567)	(1,646)	(3.2)	(3.3)	(4.8)
Equity and income of JVs and associates	466	79	0.9	0.2	491.5
Foreign currency exchange differences	(601)	(500)	(1.2)	(1.0)	20.3
Results as per adjustment units	(735)	(2,444)	(1.5)	(5.0)	(69.9)
Other gains/(losses)	289	(783)	0.6	(1.6)	(136.9)
Total Non-operating result	(2,148)	(5,295)	(4.4)	(10.7)	(59.4)
Income/(loss) before taxes	17,373	14,860	35.3	30.2	16.9
Income taxes	(4,410)	(3,266)	(9.0)	(6.6)	35.0
Net income for the period	12,963	11,594	26.3	23.5	11.8

Normalized net income attributable to:
The equity holders of the parent	11,311	10,197	23.0	20.7	10.9

Net income attributable to:
The equity holders of the parent	11,311	10,197	23.0	20.7	10.9
Non-controlling interest	1,652	1,397	3.4	2.8	18.3

Normalized EBITDA	33,071	32,166	67.1	65.3	2.8
% of net sales	15.2	16.8	15.2	16.8
EBITDA	33,071	32,166	67.1	65.3	2.8
% of net sales	15.2	16.8	15.2	16.8

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

Normalized Earnings per share	35.5	32.0	0.1	0.1	10.9
Earnings per share	35.5	32.0	0.1	0.1	10.9
Normalized Earnings per ADR	177.6	160.1	0.4	0.3	10.9
Earnings per ADR	177.6	160.1	0.4	0.3	10.9

Depreciation	13,550	12,012	27	24	12.8
Capital Expenditures	34,010	13,910			144.5
(1) Average Exchange rate for the period: US$1.00 = CLP 492.75

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 19

PRESS RELEASE

Exhibit 2: Income Statement (Six months ended on June 30, 2012)
YTD AS OF JUNE	2012 (CLP million)	2011 (CLP million)	2012 (USD million)(1)	2011 (USD million)(1)	CHANGE %
Core revenue	490,961	425,644	996.4	863.8	15.3
Other revenues	8,541	8,007	17.3	16.3	6.7
Net sales	499,502	433,651	1,013.7	880.1	15.2
Cost of sales	(236,973)	(203,862)	(480.9)	(413.7)	16.2
% of net sales	47.4	47.0	47.4	47.0
Gross profit	262,529	229,789	532.8	466.3	14.2
MSD&A	(188,140)	(157,871)	(381.8)	(320.4)	19.2
% of net sales	37.7	36.4	37.7	36.4
Other operating income/(expenses)	1,578	1,449	3.2	2.9	8.9
Normalized EBIT	75,967	73,367	154.2	148.9	3.5
% of net sales	15.2	16.9	15.2	16.9
Exceptional items	0	12,683	0	25.7
EBIT	75,967	86,050	154.2	174.6	-11.7
% of net sales	15.2	19.8	15.2	19.8
Net financing expenses	(3,041)	(3,500)	(6.2)	(7.1)	(13.1)
Equity and income of JVs and associates	976	792	2.0	1.6	23.2
Foreign currency exchange differences	(613)	(378)	(1.2)	(0.8)	62.1
Results as per adjustment units	(2,627)	(3,593)	(5.3)	(7.3)	(26.9)
Other gains/(losses)	(1,968)	(702)	(4.0)	(1.4)	180.5
Total Non-operating result	(7,275)	(7,382)	(14.8)	(15.0)	(1.4)
Income/(loss) before taxes	68,692	78,668	139.4	159.7	(12.7)
Income taxes	(13,647)	(17,239)	(27.7)	(35.0)	(20.8)
Net income for the period	55,046	61,429	111.7	124.7	(10.4)

Normalized net income attributable to:
The equity holders of the parent	51,536	47,652	104.6	96.7	8.2

Net income attributable to:
The equity holders of the parent	51,536	55,711	104.6	113.1	(7.5)
Non-controlling interest	3,510	5,718	7.1	11.6	(38.6)

Normalized EBITDA	102,350	96,898	207.7	196.6	5.6
% of net sales	20.5	22.3	20.5	22.3
EBITDA	102,350	109,581	207.7	222.4	-6.6
% of net sales	20.5	25.3	20.5	25.3

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

Normalized Earnings per share	161.8	149.6	0.3	0.3	8.2
Earnings per share	161.8	174.9	0.3	0.4	-7.5
Normalized Earnings per ADR	809.0	748.1	1.6	1.5	8.2
Earnings per ADR	809.0	874.6	1.6	1.8	-7.5

Depreciation	26,383	23,531	54	48	12.1
Capital Expenditures	55,179	26,787			106.0
(1) Average Exchange rate for the period: US$1.00 = CLP 496.63

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 19

PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2012)
Q2 (CLP million)	Beer Chile		CCU Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Core revenue	59,303	57,078	40,387	36,500	59,906	50,068	39,365	33,819	14,961	10,272	0	0	213,922	187,737
Other revenues	685	590	682	211	285	407	1,166	1,279	703	127	577	1,038	4,098	3,652
Interco sales revenue	83	85	20	137	796	825	160	4	3	436	(1,062)	(1,487)	0	0
Net sales	60,072	57,753	41,089	36,848	60,987	51,299	40,690	35,102	15,667	10,835	(485)	(449)	218,020	191,389
change %	4.0		11.5		18.9		15.9		44.6				13.9
Cost of sales	(28,282)	(24,987)	(16,750)	(16,721)	(31,514)	(27,233)	(26,952)	(23,480)	(9,381)	(5,641)	2,180	1,734	(110,699)	(96,328)
% of net sales	47.1	43.3	40.8	45.4	51.7	53.1	66.2	66.9	59.9	52.1			50.8	50.3
Gross profit	31,790	32,767	24,339	20,127	29,473	24,067	13,738	11,621	6,286	5,194	1,694	1,285	107,321	95,061
MSD&A	(22,881)	(21,361)	(25,795)	(18,115)	(22,218)	(18,475)	(10,662)	(9,775)	(4,252)	(3,802)	(3,031)	(3,683)	(88,838)	(75,211)
% of net sales	38.1	37.0	62.8	49.2	36.4	36.0	26.2	27.8	27.1	35.1			40.7	39.3
Other operating income/(expenses)	(230)	(51)	(119)	92	115	(54)	47	63	(5)	4	1,232	251	1,039	305
Exceptional items	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EBIT	8,679	11,355	(1,574)	2,104	7,370	5,538	3,123	1,909	2,029	1,396	(105)	(2,148)	19,521	20,155
change %	-23.6		-174.8		33.1		63.6		45.3				-3.1
% of net sales	14.4	19.7	-3.8	5.7	12.1	10.8	7.7	5.4	13.0	12.9			9.0	10.5
EBITDA	13,708	15,487	119	3,502	10,186	8,126	4,854	3,598	2,523	1,819	1,681	(364)	33,071	32,166
change %	-11.5		-96.6		25.4		34.9		38.7				2.8
% of net sales	22.8	26.8	0.3	9.5	16.7	15.8	11.9	10.2	16.1	16.8			15.2	16.8

Q2 VOLUMES (HL)	Beer Chile		CCU Argentina		Non-Alcoholic		Wines(2)		Spirits		Other/eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
TOTAL SEGMENT	1,072,471	1,014,009	763,216	850,995	1,677,967	1,422,596	345,856	314,162	61,485	51,271			3,920,995	3,653,033
change %	5.8		-10.3		18.0		10.1		19.9				7.3

Q2 AVE. PRICES (CLP/HL)	Beer Chile		CCU Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
SEGMENT AVE.PRICE	55,296	56,289	52,917	42,891	35,702	35,195	113,818	107,648	243,325	200,347			54,558	51,392
change %	-1.8		23.4		1.4		5.7		21.5				6.2

(1) Excludes exports to Chile of 2,114 Hl and 2,033 Hl in 2012 and 2011 respectively (2) Excludes bulk wine of 9,038 Hl and 14,080 Hl in 2012 and 2011 respectively

PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2012)
YTD AS OF JUNE (CLP million)	Beer Chile		CCU Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Core revenue	151,509	142,977	103,521	88,343	139,039	114,761	69,200	60,835	27,691	18,731	0	(3)	490,961	425,644
Other revenues	1,576	1,396	1,484	1,217	558	706	2,527	2,697	842	257	1,555	1,733	8,541	8,007
Interco sales revenue	298	154	40	175	1,879	1,950	163	7	7	687	(2,387)	(2,973)	0	0
Net sales	153,383	144,527	105,046	89,735	141,476	117,417	71,889	63,539	28,541	19,676	(832)	(1,243)	499,502	433,651
change %	6.1		17.1		20.5		13.1		45.1				15.2
Cost of sales	(65,935)	(58,533)	(40,967)	(37,458)	(69,794)	(59,421)	(48,202)	(42,054)	(17,220)	(10,267)	5,145	3,871	(236,973)	(203,862)
% of net sales	43.0	40.5	39.0	41.7	49.3	50.6	67.1	66.2	60.3	52.2			47.4	47.0
Gross profit	87,448	85,994	64,079	52,277	71,682	57,996	23,687	21,485	11,320	9,409	4,313	2,628	262,529	229,789
MSD&A	(49,902)	(45,794)	(55,443)	(41,206)	(51,643)	(41,788)	(19,953)	(18,683)	(8,334)	(7,063)	(2,865)	(3,338)	(188,140)	(157,871)
% of net sales	32.5	31.7	52.8	45.9	36.5	35.6	27.8	29.4	29.2	35.9			37.7	36.4
Other operating income/(expenses)	(182)	(25)	(23)	164	185	863	235	159	(9)	9	1,372	280	1,578	1,449
Normalized EBIT	37,364	40,174	8,612	11,235	20,224	17,071	3,969	2,961	2,978	2,356	2,820	(430)	75,967	73,367
change %	-7.0		-23.3		18.5		34.1		26.4				3.5
% of net sales	24.4	27.8	8.2	12.5	14.3	14.5	5.5	4.7	10.4	12.0			15.2	16.9
Exceptional items	0	5,329	0	0	0	1,236	0	5,861	0	307	0	(49)	0	12,683
EBIT	37,364	45,503	8,612	11,235	20,224	18,307	3,969	8,822	2,978	2,663	2,820	(479)	75,967	86,050
change %	-17.9		-23.3		10.5		-55.0		11.8				-11.7
% of net sales	24.4	31.5	8.2	12.5	14.3	15.6	5.5	13.9	10.4	13.5			15.2	19.8
Normalized EBITDA	46,584	48,177	11,900	14,047	25,822	22,196	7,375	6,202	3,968	3,167	6,702	3,110	102,350	96,898
change %	-3.3		-15.3		16.3		18.9		25.3				5.6
% of net sales	30.4	33.3	11.3	15.7	18.3	18.9	10.3	9.8	13.9	16.1			20.5	22.3
EBITDA	46,584	53,506	11,900	14,047	25,822	23,431	7,375	12,063	3,968	3,474	6,702	3,061	102,350	109,581
change %	-12.9		-15.3		10.2		-38.9		14.2				-6.6
% of net sales	30.4	37.0	11.3	15.7	18.3	20.0	10.3	19.0	13.9	17.7			20.5	25.3

YTD AS OF JUNE VOLUMES (HL)	Beer Chile		CCU Argentina		Non-Alcoholic		Wines(2)		Spirits		Other/eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
TOTAL SEGMENT	2,681,590	2,537,279	2,010,481	2,121,998	3,908,952	3,303,996	611,692	565,516	115,871	94,624			9,328,586	8,623,414
change %	5.7		-5.3		18.3		8.2		22.5				8.2

YTD AS OF JUNE AVE. PRICES (CLP/HL)	Beer Chile		CCU Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
SEGMENT AVE.PRICE	56,500	56,351	51,490	41,632	35,569	34,734	113,129	107,572	238,985	197,956			52,630	49,359
change %	0.3		23.7		2.4		5.2		20.7				6.6

(1) Excludes exports to Chile of 4,437 Hl and 4,937 Hl in 2012 and 2011 respectively (2) Excludes bulk wine of 22,683 Hl and 34,752 Hl in 2012 and 2011 respectively

PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30 2012	December 31 2011	June 30 2012	December 31 2011	Change %
ASSETS	(CLP million)	(CLP million)	(US$ million)(1)	(US$ million)(1)
Cash and cash equivalents	138,035	177,664	275	354	(22.3)
Other current assets	314,827	364,881	627	727	(13.7)
Total current assets	452,861	542,546	902	1,081	(16.5)
PP&E (net)	588,385	556,949	1,172	1,110	5.6
Other non current assets	200,304	198,996	399	397	0.7
Total non current assets	788,689	755,946	1,572	1,506	4.3
Total assets	1,241,550	1,298,491	2,474	2,587	(4.4)

LIABILITIES
Short term financial debt	98,848	76,105	197	152	29.9
Other liabilities	175,107	274,666	349	547	(36.2)
Total current liabilities	273,955	350,771	546	699	(21.9)
Long term financial debt	171,689	170,955	342	341	0.4
Other liabilities	94,925	91,980	189	183	3.2
Total non current liabilities	266,614	262,935	531	524	1.4
Total Liabilities	540,569	613,706	1,077	1,223	(11.9)

EQUITY
Paid-in capital	231,020	231,020	460	460	0.0
Other reserves	(43,376)	(35,174)	(86)	(70)	0.0
Retained earnings	398,898	373,130	795	744	6.9
Net equity attributable to parent company shareholders	586,541	568,976	1,169	1,134	3.1
Minority interest	114,440	115,810	228	231	(1.2)
Total equity	700,981	684,786	1,397	1,365	2.4
Total equity and liabilities	1,241,550	1,298,491	2,474	2,587	(4.4)

OTHER FINANCIAL INFORMATION

Total financial debt	270,537	247,061	539	492	9.5%

Net debt	132,502	69,396	264	138	90.9%

Liquidity ratio	1.65	1.55
Financial Debt / Capitalization	0.28	0.27
Net debt / EBITDA	0.57	0.29
(1) Exchange rate as of 30 June 2012: US$1.00 = CLP 501.84

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: August 02, 2012